Exhibit 21.1

SUBSIDIARIES OF ALLIED SECURITY HOLDINGS LLC

Subsidiary:	Jurisdiction:
AlliedBarton Security Services LLC	Delaware
AlliedBarton Security Services LP	Delaware
AlliedBarton (NC) LLC	Delaware
Allied Security Finance Corp.	Delaware
SpectaGuard Acquisition LLC	Delaware